SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR FEBRUARY 4, 2003

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)




                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                          cover Form 20-F or Form 40-F.

                       Form 20-F       x         Form 40-F
                                   --------                  --------


                  Indicate by check mark whether the registrant
                 by furnishing the information contained in this
                       Form is also thereby furnishing the
                    information to the Commission pursuant to
                            Rule 12g3-2(b) under the
                           Securities Exchange Act of
                                      1934.

                        Yes                         No        x
                           --------                      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                 Exhibit Index



Exhibit No.                         Description
----------                          -----------
99.1                                Press Release Dated February 4, 2003

                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 4, 2003

                                 ALLIED DOMECQ PLC


                                 By: /s/  Charles Brown
                                     -------------------------------------------
                                     Name:  Charles Brown
                                     Title: Director of Secretariat & Deputy
                                            Company Secretary